Exhibit 99.1

Murano PV, S. A. de C. V. and Subsidiaries

Condensed Consolidated and Combined Interim Financial Statements as of September 30, 2024, and for the nine-month periods ended September 30, 2024 and 2023

Murano PV, S.A. de C.V. and Subsidiaries

Condensed Consolidated and Combined Interim Financial Statements for 2024 and 2023

Murano PV, S. A. de C. V. and Subsidiaries
Condensed Consolidated and Combined Interim Statements of Financial Position
As of September 30, 2024 and December 31, 2023
(Mexican pesos)

	Notes	September 30,	December 31,
		2024	2023
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$680,125,800	$146,369,734
Trade receivables		38,918,503	16,831,611
VAT receivable		296,585,819	242,079,862
Other receivables		23,629,873	28,341,695
Due from related parties	4	79,746,250	143,549,146
Prepayments		18,652,276	18,792,796
Inventories		8,886,022	1,415,594
Total current assets		1,146,544,543	597,380,438

Property, construction in process and equipment, net	5	18,329,626,122	17,420,027,969
Investment property	6	1,100,491,490	1,100,491,490
Right of use assets, net		212,896,185	217,037,091
Financial derivative instruments		-	116,923,727
Guarantee deposits		3,772,382	21,480,806
Total non-current assets		19,646,786,179	18,875,961,083

Total assets		$20,793,330,722	$19,473,341,521

Liabilities, Stockholders’ Equity and Net Assets
Current Liabilities:
Current instalments of long-term debt	7	$734,733,771	$2,039,355,678
Trade accounts payable and accumulated expenses		590,678,833	399,163,421
Advance customers		25,369,301	8,263,469
Due to related parties	4	536,499,288	133,002,659
Lease liabilities		45,229,792	30,006,807
Income tax payable		6,997,927	12,135,180
Employees’ statutory profit sharing		1,936,023	2,241,724
Contributions for future net assets		3,500,000	3,500,000
Total current liabilities		1,944,944,935	2,627,668,938

Non-current Liabilities:
Long-term debt, excluding current instalments	7	8,750,371,143	4,643,317,136
Due to related parties, excluding current portion	4	13,923,160	87,302,929
Lease liabilities, excluding current portion		171,063,682	177,954,726
Employee benefits		10,461,875	8,766,021
Other liabilities		83,900,938	62,504,424
Deferred tax liabilities		3,946,568,119	4,031,599,864
Total non-current liabilities		12,976,288,917	9,011,445,100

Total liabilities		14,921,233,852	11,639,114,038

Stockholders’ Equity and Net Assets
Net parent investment		-	902,611,512
Common stock	11	900,052,000	-
Accumulated deficit		(3,140,615,936)	(1,181,044,835)
Other comprehensive income		8,112,660,806	8,112,660,806
Total Stockholders’ Equity and Net Assets		5,872,096,870	7,834,227,483

Total Liabilities, Stockholders’ Equity and Net Assets		$20.793,330,722	$19,473,341,521

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S.A. de C.V. and Subsidiaries
Condensed Consolidated and Combined Interim Statements of Profit or Loss and Other Comprehensive Income
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

		For the nine months ended September 30,
	Notes	2024	2023

Revenue	8	$433,988,124	$173,215,260
Direct and selling, general and administrative expenses:
Employee benefits		227,462,556	118,139,938
Food & beverage and service cost		61,133,631	27,648,102
Sales commissions		23,996,470	10,768,471
Management fees to hotel operators		13,040,572	3,562,994
Depreciation and amortization		212,925,039	97,973,688
Property tax		7,228,965	12,789,340
Professional fees		138,784,501	55,811,069
Administrative services		11,969,004	10,917,710
Maintenance and conservation		34,347,622	6,576,504
Utility expenses		48,418,544	14,473,134
Advertising		39,571,984	8,734,678
Donations		5,326,300	7,676,660
Insurance		11,235,701	7,989,339
Software		4,476,867	4,959,429
Cleaning and laundry		8,397,617	6,325,624
Supplies and equipment		13,885,567	2,026,208
Bank fees		17,921,017	6,536,453
Other costs		76,184,827	47,730,126
Total direct and selling, general and administrative expenses		956,306,784	450,639,467

Other income	9	26,553,262	18,944,616
Other expenses		(4,930,931)	-
Exchange rate (expense) income, net		(1,078,937,891)	615,212,515
Changes in fair value of financial derivative instruments		(43,348,480)	(25,088,145)
Interest income		29,603,243	4,717,233
Interest expense		(430,163,302)	(220,657,868)
(Loss) profit before income taxes		(2,023,542,759)	115,704,144

Income taxes	10	(84,915,757)	(39,097,668)

Net (loss) profit for the period		$(1,938,627,002)	$154,801,812

Total comprehensive (loss) income		$(1,938,627,002)	$154,801,812

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and Subsidiaries
Condensed Consolidated and Combined Interim Statements of Changes in Stockholders’ Equity and Net Assets
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

					Other Comprehensive Income
	Note	Net parent investment	Common Stock	Accumulated Deficit	Revaluation of property, construction in process and equipment net of deferred income tax	Remeasurement of net defined benefit liability net of deferred income tax	Total

Balance as of January 1, 2023		$902,611,512	$-	$(1,238,837,756)	$8,737,110,903	$(1,549,674)	8,399,334,985

Profit for the period		-	-	154,801,812	-	-	154,801,812

Balance as of September 30, 2023		902,611,512	-	(1,084,035,944)	8,737,110,903	(1,549,674)	8,554,136,797

Balance as of January 1, 2024		902,611,512	-	(1,181,044,835)	8,114,123,261	(1,462,455)	7,834,227,483

Reimbursements of net parent investment		(16,363,928)	-	-	-	-	(16,363,928)
Capital restructuring	2.b.2	(886,247,584)	900,052,000	(20,944,099)	-	-	(7,139,683)
Loss for the period		-	-	(1,938,627,002)	-	-	(1,938,627,002)

Balance as of September 30, 2024		$-	$900,052,000	$(3,140,615,936)	$8,114,123,261	$(1,462,455)	$5,872,096,870

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S.A. de C.V. and Subsidiaries

Condensed Consolidated and Combined Interim Statements of Cash Flows
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

For the nine months ended September 30,
2024	2023
Cash flows from operating activities:
(Loss) profit before income taxes	$(2,023,542,759)	$115,704,144
Adjustments for:
Depreciation of property, construction in process and equipment	177,419,303	96,262,479
Depreciation of right of use assets	35,505,736	1,711,210
Amortization of costs to obtain loans and commissions	55,056,630	5,455,623
Valuation of financial derivative instruments	43,348,480	25,088,146
Interest expense	414,843,141	219,999,359
Interest expense lease liability	15,320,161	658,509
Interest income	(29,603,243)	(4,717,233)
Effect on changes in foreign exchange rates	1,143,732,432	(481,918,310)
(167,920,119)	(21,756,073)
Changes in:
(Increase) decrease in VAT and other receivables	(49,794,135)	9,273,881
Increase in trade receivables	(22,086,892)	(15,193,205)
Decrease in prepayments	140,520	30,894,627
(Increase) decrease in inventory	(7,470,428)	1,011,962
Decrease (increase) in other assets	17,708,424	(14,091,189)
Increase in trade payables and taxes	208,600,592	46,609,866
Increase in employee benefits	1,695,854	1,211,373
Increase in other liabilities	21,396,514	52,785,086
Decrease in employees’ statutory profit sharing	(305,701)	(809,797)
Income tax paid	(5,232,589)	(1,458,756	)-
Net cash flows (used in) from operating activities	(3,267,960))	88,477,775

Cash flows used in investing activities:
Acquisition of property, construction in process and equipment	(1,087,017,456)	(1,337,063,050)
Loans collected from (granted to) related parties	63,802,896	(113,735,766)
Interest received	103,178,490	4,717,233
Net cash flows used in investing activities	(920,036,070)	(1,446,081,583)

Cash flows from financing activities:
Reimbursements of net parent investment	(16,363,928)	-
Contributions for future common stock increase	-	(55,939,020)
Payments related to the capital restructure	(7,139,683)	-
Loan proceeds	7,366,751,254	2,012,435,056
Loan payments to third parties	(5,520,402,413)	(224,404,994)
Borrowing cost paid	(239,526,380)	(33,121,030)
Loans received from related parties	358,364,081	60,581,457
Loan payments to related parties	(55,737,718)	(93,450,256)
Payments of leasing liabilities	(40,313,941)	(1,996,947)
Interest paid	(388,571,176)	(190,008,031)
Net cash flows from financing activities	1,457,060,096	1,474,096,235

Net increase in cash and cash equivalents and restricted cash	533,756,066	116,492,427

Cash and cash equivalents and restricted cash at the beginning of the period	146,369,734	240,754,805

Cash and cash equivalents and restricted cash at the end of the period	$680,125,800	$357,247,232

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Notes to the Condensed Consolidated and Combined Interim Financial Statements
As of September 30, 2024 and December 31, 2023, and
for the nine-month periods ended September 30, 2024, and 2023
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On December 27, 2024, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and its subsidiaries (together referred to as the “Group”) is headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000, Mexico City. The Group is a Mexican development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Group also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

In the first quarter of 2023, the Andaz and Mondrian Hotels, in Mexico City, were already fully operational with a combined capacity of 396 rooms.

The Group is also developing a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 3,000 rooms and approximately 758 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. This project is divided into two phases:

I.
Phase one is nearing completion and when fully operational will have 1,016 rooms, under two hotel brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the second quarter of 2025,the Group decided to delay the opening of Dreams, following consultation with the hotel operator, in order to utilize the learnings from the first few months of the operation of Vivid.  This includes small changes to the layout of Dreams, including more meeting and event space.  Furthermore, the Group has been able to satisfy some of the projected initial demand of the Dreams hotel by increasing the planned occupancy of the Vivid hotel.

II.
Initially, phase two of the GIC Complex in Cancun was planned as an integrated resort split across four different hotel brands all operated by Hyatt (Hyatt Inclusive Collection) with 2,000 rooms. The Group has re-analyzed the whole project and has re-defined the second phase to consist of 826 hotel key rooms plus 758 residential condominiums under two development sub-phases (GIC II (a) and GIC II (b), respectively); in addition to a third phase comprised of a total of 1,174 hotel key rooms split across at least two different hotel brands all operated by Hyatt. The Group is in the early stages of securing financing for the development of the second phase and will be reviewing the estimated date of completion in the next few months.

The Group has also evaluated the Bajamar project. The initial plan for developing a 5-star upper-upscale resort and an industrial park has been modified as follows, adding additional revenue-generating components:

-
Development of a cruise port with a capacity of 2 million passengers per year; The Group is in early-stage discussions regarding financing terms with a national bank and has signed an MOU with a major global cruise line operator.

-	Development of Baja Marina, 15,000 linear ft slip spaces.
-	Development of an industrial park, this project is expected to include approximately a leasable area of 363,262 sqm.
-	Development of Baja Retail Village with a leasable area of approximately 45,000 sqm
-	Development of two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys.

Construction is expected to begin once financing has been secured, accurate completion dates are therefore not possible to estimate at this time.

b.	Significant transactions

i.
On September 12, 2024 the group closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see Note 7. (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in Note 7. (1) and (2).

ii.	On July 30, 2024 Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

iii.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

iv.
On March 20, 2024, Murano Global Investments PLC, the parent entity of Murano PV, and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These condensed consolidated and combined interim financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the public company on NASDAQ since that date.

v.
In March 2023, the Group acquired a beach club in Cancun for an amount of $171 million (approximately U.S.$9.4 million). The Group signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20 million. The first disbursement of U.S.$8 million, was used to finance the acquisition of the beach club land. In April and July 2023, the Group drew U.S.$5 million and U.S.$7 million, respectively, which were used for the construction of the beach club. The loan bears an annual interest rate of 10% and matures on December 1, 2030. The Group provided this beach club as a guarantee for this loan. ALG is incorporated as trustee in the guarantee trust of Fideicomiso Murano 2000 (see Note 2).

2.	Basis of preparation

These condensed consolidated and combined interim financial statements have been prepared on a consolidated basis as of and for the nine-months period ended September 30, 2024 and on a combined basis prior to the capital restructuring which occurred on March 8, 2024, as discussed in 2.b.2. Since the entities included in these financial statements were under common control both prior to and after the capital restructuring, it had no impact on the financial position, results or operations, or cash flows presented.

a.	Statement of compliance

These condensed consolidated and combined interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2023.

These condensed consolidated and combined interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the combined financial statements as of December 31, 2023 and 2022 and for the three-year period ended December 31, 2023 (the “last annual combined financial statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

b.	Basis of consolidation

b.1. Subsidiaries

The subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions are eliminated in the consolidation process.

The Group’s subsidiaries as of September 30, 2024 are set out below:

Entity	Ownership interest

Murano Management, S. A. de C. V. (“Murano Management”)	100.00%
Murano World, S. A. de C. V. (“Murano World”)	100.00%
Inmobiliaria Insurgentes 421, S. A. de C.V. (“Inmobiliaria Insurgentes 421”)	100.00%
Operadora Hotelera GI, S. A. de C. V. (“Operadora GIC I”)	100.00%
Operadora Hotelera Grand Island II, S. A. de C. V. (“Operadora GIC II”)	100.00%
Operadora Hotelera I421, S. A. de C. V. (“OHI421”)	100.00%
Operadora Hotelera I421 Premium, S. A. de C. V. (“OHI421 Premium”)	100.00%
Fideicomiso Murano 6000 CIB/3109 (“Insurgentes Security Trust”)	100.00%
Fideicomiso Murano 2000 CIB /3001 (“GIC I Trust” or “Fideicomiso Murano 2000”)	100.00%
Fideicomiso Murano 4000 CIB/3288 (“GIC II Trust”)	100.00%
Fideicomiso Murano 1000 CIB /3000	100.00%
Edificaciones BVG, S. A. de C. V. (“Edificaciones BVG”)	100.00%
Servicios Corporativos BVG, S. A. de C.V. (“Servicios BVG”)	100.00%

On April 16, 2024 Murano PV, S. A. de C. V. signed the trust agreement for the incorporation of the trust Fideicomiso Irrevocable de Administración con Derecho de Reversión Identificado con el número CIB/4323.

On June 28, 2019 Murano World signed the trust agreement for the incorporation of the trust Fideicomiso Irrevocable de Garantía CIB/3224.

Both of the trusts described above were incorporated by the Group in order to pursue financing opportunities.

b.2. Capital restructuring

During the first quarter of 2024, the Group underwent a restructuring to establish Murano PV, S. A. de C. V. as the intermediate holding entity of the Mexican structure: Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V.

The capital restructuring involved a series of transactions between the entities and their shareholders, whereby some of the existing shareholders sold their shares and transferred their beneficiary rights to other entities within the Group in exchange for cash and promissory notes.

Since the entities within the Group were under common control prior and after the capital restructuring, the capital restructuring does not qualify as a business combination under IFRS 3 Business Combinations. Management deems it appropriate to account for the capital restructuring on a prospective basis for presentation purposes of the financial statements and its related notes as of September 30, 2024 and for the nine-month period then ended, mainly because prior to and after the capital restructuring, the entities within the Group are controlled by the same group of shareholders.

The capital restructuring was measured at the previous carrying amounts of assets and liabilities given that the entities are under common control.

c.	Going concern basis

These condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. However, management has identified material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern. As a result, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Group is an early-stage and emerging growth company. The Group has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1 (a). As of September 30, 2024, total current liabilities exceed the amount of total current assets, and based upon the Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed consolidated and combined interim financial statements may be insufficient.

In addition, as of and after September 30, 2024, certain covenants have been breached as follows:

i.
The debt service reserve account related to the Insurgentes 421 loan with Bancomext were not funded in accordance with the loan agreements and as a result the covenant was breached. The Group received a waiver on August 26, 2024, extending the payment on the debt service reserve account to October 4, 2024. An additional waiver was also received to extend the delivery of 2023 audited financial statements until September 30, 2024, the financial information was sent in line with the amended deadline. The lender also confirmed that until Q2 2024, there were no events of payment default or default of other contractual obligations other than those described above. As of the date of the issuance of this financial statement the Group has requested a waiver from the lender as the second debt service reserve fund related to this loan has not been fully funded after October 4, 2024.

As of September 30, 2024, the outstanding amount  of this loan was $1,946.5 million..

ii.	On September 12, 2024 the syndicated mortgage loan and its interest was repaid in full, curing any related breach related to this loan prior to this date.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Group as described in Note 13. (1, 2 & 4) such as new or restructured loan agreements and the possible financial support of the major shareholder of the Group. However, the Group may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed consolidated and combined interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of and for the nine months ended September 30, 2024, and for entities comprising the Group as of December 31, 2023 and for the nine months ended September 30, 2023, were not appropriate.

d.	Use of judgments and estimates

In preparing these condensed consolidated and combined interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Murano Group’s last annual audited combined financial statements as of December 31, 2023.

Measurement of fair values:

A number of the Group’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

e.	Material accounting policies

These condensed consolidated and combined interim financial statements follow the same accounting policies and methods of computation as the last annual combined financial statements, except for the consolidation accounting policy, as explained in note 2.b.

f.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Group. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Group has not early adopted any forthcoming new or amended accounting standards in preparing these condensed consolidated and combined interim financial statements.  The Group does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of September 30, 2024 and December 31, 2023 cash and cash equivalents and restricted cash is as follows:
	As of
	September 30, 2024	December 31, 2023

Cash	$1,816,176	$993,681
Bank deposits (1) (2) (3)	678,309,624	145,376,053

Total cash and cash equivalents and restricted cash	$680,125,800	$146,369,734

(1)
Fideicomiso Murano 2000 - In accordance with the long-term syndicated loan among Bancomext, Sabadell, Caixabank, NAFIN, Avantta,  Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to a set minimum amount. As of September 30, 2024 this loan was fully repaid.  As of December 31, 2023, the corresponding amounts in the reserve fund was $12,842,404.

(2)
Inmobiliaria Insurgentes 421 - In accordance with the long-term loan from Bancomext, the borrower must maintain a debt service reserve fund equivalent to the next amortization of principal payment plus interest, according to the amortization schedule, and an additional fund for an amount equivalent to the principal debt service reserve fund. While the amount can be withdrawn without penalty to cover payments, the borrower is obligated to replace such reserve funds within 15 days. As of September 30, 2024 and December 31, 2023, the principal reserve fund amounted to $59,716,185, and $52,272,015, respectively. The additional debt service reserve fund was not fully funded as of September 30, 2024 and December 31, 2023; for further information see note 7.

(3)	Issuer trust 4323 – In accordance with the secured senior notes issued by the Group on September 12, 2024, the debt service reserve fund amounted $324,550,050 (U.S.$16,500,000).

4.	Related-party transactions and balances-

Transactions with key management personnel

i.	Key management personnel compensation

Compensation of key management personnel includes short-term employee benefits in the amount of $7,790,207 and $9,922,575 for the nine-month periods ended September 30, 2024 and 2023, respectively.

ii.	Outstanding balances with related parties as of September 30, 2024 and December 31, 2023 are as follows:

	As of
	September 30, 2024	December 31, 2023
Receivable
Affiliate:
Elías Sacal Cababie(1)	$5,633,763	$104,029,840
E.S. Agrupación, S. A. de C. V. (2)	74,104,294	35,582,383
Marcos Sacal Cohen (3)	8,193	540,031
Edgar Armando Padilla Pérez (4)	-	1,700,466
Rubén Álvarez Laris (5)	-	1,696,426
Total related parties receivable	79,746,250	143,549,146

	As of
	September 30, 2024	December 31, 2023
Payable:
Affiliate:
Impulsora Turística de Vallarta, S. A. de C. V. (6)	$51,023,315	$39,121,151
Sofoplus S.A.P.I de C. V., SOFOM ER(7)	175,176,227	171,153,445
ES Agrupación, S. A. de C. V. (8)	317,000,000	-
BVG Infraestructura, S. A. de C. V. (9)	7,220,811	10,030,992
Murano Global Investments, Plc.	2,095	-
Total related parties payable	550,422,448	220,305,588

Current portion	$536,499,288	$133,002,659

Long-term portion	$13,923,160	$87,302,929

(1)	This balance is composed of several loan agreements as follows:

i.
On February 10, 2023, Murano World granted a short-term loan of U.S.$2,865,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On February 10, 2024 the maturity was extended for a year and o; On April 30, 2024 the principal amount was repaid in full;

ii.
On April 14, 2023, Murano P.V. granted a short-term loan of $2,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was repaid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

iii.
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$438,611 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

iv.
On September 26, 2023, Murano World granted a short-term loan of U.S.$3,200,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024 the principal amount was repaid in full;

v.
On January 19, 2024, Murano World granted a short-term loan up to $7,900,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On April 30, 2024 the borrower paid $6,700,000. As of September 30, 2024, the outstanding balance was $1,200,000 of principal and $90,165 accrued interest. On November 4, 2024 this loan was repaid in full as described in Note 13. (9):

vi.
On January 19, 2024, Murano World granted a short-term loan up to U.S.$3,360,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024 the borrower paid U.S.$3,160,000. The outstanding balance of this loan as of September 30, 2024 was $3,933,940 (U.S.$200,000) of principal and $409,658 (U.S.$20,827) accrued interest. On November 4, 2024 this loan was repaid in full as described in Note 13. (9);

(2)	This balance is composed of several loan agreements as follows:

i.
On February 10, 2023, Murano World granted a short-term loan of $9,620,660 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On February 10, 2024 the maturity was extended for one year. On October 31, 2024 this loan was repaid in full as described in Note 13. (8);

ii.
On March 31, 2023, Murano World granted a short-term loan of U.S.$453,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 31, 2024 the maturity was extended for a year. On October 31, 2024 this loan was repaid in full as described in Note 13. (8);

iii.
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$359,368 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

iv.
On May 5, 2023, Murano P.V. granted a short-term loan of $30,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

v.
On November 9, 2023, Murano World granted a short-term loan of $10,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024 this loan was repaid in full as described in Note 13. (8);

vi.
On May 2, 2024, Murano World granted a loan of up to $14,750,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024 this loan was repaid in full as described in Note 13. (8);

vii.
On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in one year that accrues interest at a rate of SOFR plus a spread of 3%. As of September 30, 2024 the borrower paid U.S.$647,000. On October 31, 2024 this loan was repaid in full as described in Note 13. (8);

viii.	As of September 30, 2024 the accrued interest for the loans in Mexican pesos and American dollars described above is $7,160,611 and $1,681,061 (U.S.$91,475), respectively.

(3)
Short-term loan agreement granted by Murano PV, S. A. de C. V. for $492,000 dated May 5, 2023 with a one-year maturity that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(4)	This balance is composed of two loan agreements as follows:

i.
On May 5, 2023 Murano Management, S. A. de C. V. granted a short-term loan of $1,546,669 (Mexican pesos) with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

ii.
On May 5, 2023 Murano Management, S. A. de C. V. granted a short-term loan of $4,400 (Mexican pesos) with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(5)
Short-term loan agreement of $1,547,609 dated May 5, 2023 granted by Murano Management with a one-year maturity that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(6)
Loan agreement granted to Murano World signed on May 2, 2021 with a 36-month termination period. The amount of the loan is $97,500,000 at an annual rate of 17.75%. On May 2, 2024 the maturity of this loan was extended for one year.  On April 30, 2024,  Impulsora Turística de Vallarta granted a 36-month loan to Murano World in the amount of $17,200,000 with an interest rate of 17.75% and payments of principal after 12 months of the signing date. As of September 30, 2024 the outstanding balance of both loans is $32,143,716 and $17,200,000, respectively. On October 31, 2024 these loans were repaid in full as described in Note 13. (7).

(7)
Syndicated secured mortgage loan for up to U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus to Murano World)  which matures on June 24, 2025 and causes interest at an annual rate of 15.00% for which the major shareholders are joint obligors. As of September 30, 2024 the balance of this loan is $164,275,291 (U.S.$8,929,033) including interest. The balance also includes $10,900,936 of invoices discounted by one supplier of the Group and Sofoplus with maturity on January 28, 2025. On November 29,2024 the Group paid $1,000,000 to the principal balance of the discounted invoices and $605,294 of interest.

On September 30, 2024 the Group signed a new secured loan agreement up to U.S.$3,600,000 and will pay monthly interest at the annual interest rate of 16% starting on October 1, 2024, with maturity on October 1, 2026.  The group uses this loan to repaid the balance of the secured mortgage loan of U.S. $15,000,000.

(8)
On May 2, 2024, ES Agrupación, S. A. de C. V. granted a loan of $317,000,000 to Murano World. The lender had agreed to convert the loan balance into a small minority equity interest in the Cancun II project, however, the Group analyzed the merits of this transaction in line with the pipeline development plan and management decided to repay in full the balance on October 31, 2024 as described in Note 13. (6).

(9)
On March 1, 2023, Inmobiliaria Insurgentes obtained a short-term loan granted by BVG Infraestructura, S. A. de C. V. of U.S.$955,011 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 1, 2024 the maturity of this loan was extended for one year.

5.	Property, construction in process and equipment

Reconciliation of carrying amounts

		Construction in					Computer	Transportation		Equipment and
	Land	process	Buildings		Elevators		equipment	Equipment	Furniture(1)	other assets	Total
Cost:

Balances as of January 1, 2023	$7,794,417,256	$9,083,995,555	$		$		$7,109,323	$2,874,688	$5,694,946	$3,173,881	$16,897,265,649
Additions	173,992,200	1,388,105,617		-		-	627,269	-	157,205,729	-	1,719,930,815
Disposals	-	-		-		-	-	-	(163,689,130)	-	(163,689,130)
Capitalization of FF&E and OS&E, buildings and elevators	-	(1,525,827,023)		1,348,289,068		10,964,935	-	-	166,573,020	-	-
Revaluation	(21,598,770)	(2,437,323,707)		1,568,940,131				-	-	-	(889,982,346)

Balances as of December 31, 2023	$7,946,810,686	$6,508,950,442		$2,917,229,199		$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988

Balances as of January 1, 2024	$7,946,810,686	$6,508,950,442		$2,917,229,199		$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988

Additions		1,086,251,752		-		-	66,597	673,606	25,501	-	1,087,017,456
Capitalization of FF&E and
OS&E, buildings and elevators	-	(3,351,577,072)		3,073,596,455		10,070,998		-	267,909,619	-	-

Balances as of September 30, 2024	$7,946,810,686	$4,243,625,122		$5,990,825,654		$21,035,933	$7,803,189	$3,548,294	$433,719,685	$3,173,881	$18,650,542,444

		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Accumulated depreciation:
Balances as of January 1, 2023	$-	$-	$-	$-	$(5,892,011)	$(2,626,601)	$(4,079,955)	$(2,183,253)	$(14,781,820)

Depreciation	-	-	(71,580,551)	(1,096,493)	(779,108)	(77,491)	(55,029,094)	(152,462)	(128,715,199)

Balances as of December 31, 2023	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)

Balances as of January 1, 2024	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)

Depreciation	-	-	(92,806,368)	(1,324,695)	(555,770)	(65,520)	(82,552,798)	(114,152)	(177,419,303)

Balances as of September 30, 2024	-	-	(164,368,919)	(2,421,188)	(7,226,889)	(2,769,612)	(141,661,847)	(2,449,867)	(320,916,322)

Carrying amounts as of:
December 31, 2023	$7,946,810,686	$6,508,950,442	$2,845,648,648	$9,868,442	$1,065,473	$170,596	$106,675,516	$838,166	$17,420,027,969

September 30, 2024	$7,946,810,686	$4,243,625,122	$5,826,438,735	$18,614,745	$576,300	$778,682	$292,057,838	$724,014	$18,329,626,122

(1)	Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun, Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding land and financial costs. For the nine-months period ended September 30, 2024, and the year ended December 31, 2023, construction costs incurred were $1,086,251,752 and $1,106,639,896, respectively.

GIC II is a plot of land located in Cancun, Quintana Roo, where the Group plans to develop a second hotel project with up to 2,000 rooms plus 758 condominiums. For the nine-month period ended September 30, 2024, and the year ended December 31, 2023, construction costs incurred were $5,484,775 and $1,577,714, respectively.

Insurgentes Hotel is a hotel complex comprising two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in the first quarter of 2023. For the year ended December 31, 2023, construction costs incurred were $79,064,992. As of September 30, 2024 there were no additional capitalized costs incurred for the property.

Capitalization of borrowing cost included in the construction costs of the above-described hotel complexes, for the nine-months period ended September 30, 2024 and for the year ended December 31, 2023 was $303,638,125 and $275,133,471, respectively. These borrowing costs were calculated using a capitalization rate of 100% since all the loans held by the Group are specific and directly attributable to the construction in process.

Measurement of fair value

Land and construction in process

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land and construction in process annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land and construction in process, as well as the significant unobservable inputs used.

The revaluation loss as of December 31, 2023 was $889,982,346. The Group did not revalue the assets for the interim period ended September 30, 2024 and 2023 as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

Valuation technique		Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Group directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•          Location (0.80 - 1).
•          Size (1.08 - 1.20).
•          Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.
•	Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•	Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•	Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•	Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•	The selected price per square meter is consistent with market prices paid by market participants and/or current asking market prices for comparable properties.

Construction in process

Group directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:

		The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.
•	Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•	Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.

Carrying amount

Had the Group’s land and construction in process been measured on a historical cost basis, their carrying amount would have been as follows:

	As of
	September 30, 2024	December 31, 2023

Land	$673,294,661	$673,294,661
Construction in process	2,594,313,841	5,276,177,102

Total	$3,267,608,502	$5,949,471,763

Security

As of September 30, 2024 and December 31, 2023, properties with carrying amount of $18,222,873,356, and $17,694,421,947, respectively, were subject to a registered debenture that forms part of the security for certain bank loans (see Note 7). A list of the properties and related loans is as follows:

Property	Associated Credit Reference
Unit 1, 2, 4 y 5 / Grand Island	See Note 7 Terms and repayment schedule (1 & 13)
Unit 3 / Grand Island II	See Note 7 Terms and repayment schedule (12)
Beach Club – Playa Delfines	See Note 7 Terms and repayment schedule (8)
Insurgentes Sur 421 Complex	See Note 7 Terms and repayment schedule (3)
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2	See Note 7 Terms and repayment schedule (4, 5 & 6) and Note 4 reference (7)
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2	See Note 7 Terms and repayment schedule (4, 5 & 6) and Note 4 reference (7)
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 7 Terms and repayment schedule (7)

6.	Investment property

Investment property is initially measured at cost and subsequently at fair value with any change therein recognized in profit and loss.

The Group did not revalue the investment property for the interim period ended September 30, 2024 and 2023 as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

7.	Long-term debt

	As of
	September 30, 2024	December 31, 2023

Current liabilities:
Current portion of secured bank loans	$539,062,480	$1,866,499,269
Unsecured bank loans	39,329,491	64,827,258
Interest	156,341,800	108,029,151
Total current liabilities	$734,733,771	$2,039,355,678

Non-current liabilities:
Secured bank loan	$8,750,371,143	$4,641,315,619
Unsecured bank loans	-	2,001,517
Total non-current liabilities	$8,750,371,143	$4,643,317,136

The secured bank loans are secured over land and construction in process with a carrying amount of $19,323,364,845 and $17,694,421,947 as of September 30, 2024 and December 31, 2023, respectively.

					As of
	Currency	Nominal interest rate 2024	Nominal interest rate 2023	Maturity	September 30, 2024	December 31, 2023

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$-	$1,013,610,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,013,610,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	844,675,000
Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R. (Avantta) (1)	USD	SOFR + 4.0116%	N/A	2033	-
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,010,419,654
Bancomext (2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See (2)	-	54,441,003
Cost to obtain loans and commissions						(46,187,476)
Total Fideicomiso Murano 2000					-	3,890,568,181

Inmobiliaria Insurgentes 421:
Bancomext (3)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	1,946,496,678	1,687,477,257
Cost to obtain loans and commissions					(17,374,296)	(18,383,126)
Total Inmobiliaria Insurgentes 421					1,929,122,382	1,669,094,131

Murano World:
Exitus Capital S.A.P.I de C. V. ENR (“Exitus Capital”) (4)	USD	15.00%	15.00%	2025	295,045,500	253,402,500
Exitus Capital (5)	USD	15.00%	15.00%	2025	14,069,678	14,862,566
Exitus Capital (6)	USD	15.00%	15.00%	2025	47,876,272	18,391,571
Arrendadora Fínamo, S.A. de C.V. (“Fínamo”) (7)	MXN	15.76%	15.76%	2027	332,720,752	364,390,142
ALG (8)	USD	10%	10%	2030	393,394,000	337,870,000
Santander International (9)	USD	Best Rate+0.80%	Best Rate+0.80%	2025	39,329,491	25,335,608
Cost to obtain loans and commissions					(8,789,606)	(11,658,806)
Total Murano World					1,113,646,087	1,002,593,581

Edificaciones BVG:
Exitus Capital (10)					8,219,121	12,387,770
Total Edificaciones BVG					8,219,121	12,387,770

Murano PV:
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM NR (ASC Finamo) (11)	USD	15%	-	2030	511,412,200
ASC Finamo (12)	MXN	22%	-	2025	100,000,000
Cost to obtain loans and commissions					(13,270,860)	-
Total Murano PV					598,141,340	-

Fideicomiso 4323 (issuer trust):
Senior Notes(13)	USD	11% plus 2% of PIK capitalized first three years		2031	5,900,910,000
Cost to obtain loans and commissions					(221,275,816)	-
Total Fideicomiso 4323					5,679,634,184	-

Accrued interest payable					156,341,800	108,029,151
Total debt					9,485,104,914	6,682,672,814

Current instalments					734,733,771	2,039,355,678

Long-term debt, excluding current instalments					$8,750,371,143	$4,643,317,136

(1)
Syndicated secured mortgage loan of up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Murano World. On July 11, 2022 NAFIN joined the syndicated loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso 2000.

On August 24, 2023 the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000, with a variable interest rate based on the quarterly SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt:

Tranche B of U.S.$35,000,000 to be used to finalize the construction of phase I of the GIC Complex and Tranche C of U.S.$10,000,000 to be used to cover additional project costs and capital requirements for the development of the GIC Complex. NAFIN is funding U.S.$35,000,000 under Tranche B and Sabadell is funding the remaining U.S.$10,000,000 under Tranche C to Fideicomiso Murano 2000.

On February 1, 2024, the Group received U.S.$6,000,000 related to Tranche C.

On April 9, 2024, an amendment to the syndicated secured mortgage loan of Fideicomiso Murano 2000 was signed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.

On May 14, 2024, the Group received the remaining U.S.$4,000,000 related to the tranche C of this Syndicated loan.

The loan maturity date is February 5, 2033. The agreement is subject to Mexican laws and the jurisdiction of the courts of Mexico City. The loan agreement includes the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex as new guarantees.

As of September 12, 2024 the balance of the Syndicated secured mortgage loan described above was repaid in full.

(2)
Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican Authorities, with unpaid balances, if any, after 36 months payable within 18 months.

On December 18, 2023 the Group and the lender extended the maturity period of this loan to December 2024.

On April 11, 2024 and May 24, 2024, the Group received $137,615,652 and $63,051,049, respectively

As of September 12, 2024 the balance of the secured loan under a credit line to finance VAT receivable described above was repaid in full.

(3)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan. This loan was renegotiated to U.S.$75,00,000 on October 10, 2022, with this loan, the Group repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable.

In May 2023, the Group restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.

On April 4, 2024, the Group amended the loan agreement between Inmobiliaria Insurgentes 421 and Bancomext. The main change included reducing the amount of the principal payments from April 2024 to April 2025, as well as receiving an event of default waiver from Bancomext, in connection with the borrower’s funding obligations in respect of the debt service reserve accounts. The parties executed an amendment and waiver agreement to provide new terms and conditions with respect to the funding obligations of the debt service reserve accounts. As of April 4, 2024, these events of default were waived by the lender (see Note 2c).

(4)
Syndicated secured mortgage loan of U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus) with the major shareholders of the Group as joint obligors. As of September 30, 2024 this loan was restructured as described in Note 13. (1).

(5)
Loan agreement up to U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn was $18,391,571 (U.S. $1,088,677). On January 26, 2024, February 26, 2024, March 26, 2024, April 26, 2024 and May 26, 2024, the Group drew U.S.$70,000, U.S.$316,000,  U.S.$311,000, U.S.$325,000 and U.S.$374,000 respectively.  As of September 30, 2024 this loan was restructured as described in Note 13. (1).

(6)	Loan agreement for U.S.$972,300 signed on June 26, 2023. As of September 30, 2024 this loan was restructured as described in Note 13. (1).

(7)
Sale and lease back agreement signed with Fínamo in February 2023 for an amount of $350,000,000 with a 48-month termination period. The agreement includes the pledge of plots of land as security in La Punta Baja Mar that are subject to a registered debenture. The Group signed additional sale and lease back agreements for $60,000,000 in October and November 2023.

(8)	Loan for purchase and development of the beach club, which also guarantees this loan.

(9)	Loan with “Best rate” interest for preferred clients. On March 27, 2024, Murano World, S. A. de C. V. increased this credit line from U.S.$1,500,000 to U.S.$2,000,000.

(10)	Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period for each tranche.

(11)
On January 5, 2024, the Group signed a loan agreement with Fínamo for $350,000,000 at a fixed annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company also signed an additional loan agreement with Fínamo for U.S.$26,000,000 at a fixed annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as a guarantee under this loan agreement. On October 2, 2024, the Group make a prepayment of U.S. $3,661,930 as described in Note 13. (3).

(12)
On April 9, 2024, Murano PV, S. A. de C.V. signed a loan agreement with Fínamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%. On December 3 the Group negotiated an extension to pay the principal amount of this loan from October 4, 2024, to November 5, 2025 as described in Note 13. (11).

(13)
On September 12, 2024 the group closed a 144A bond financing issuing secured senior notes for U.S.$300,000,000 with maturity as of September 12, 2031 and will pay semi-annual coupons at the interest rate of 11% plus a 2% of PIK interest that will be capitalized over the first three years of the notes. The senior notes are guarantee by a mortgage over the private units 1 and 2 of the Cancun Complex as well as the collection rights of the revenues generated by the GIC I phase  of the Cancun Complex (1,016 rooms).  The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in letters (1) and (2) above.

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide quarterly and annually the lenders with the companies’ internal financial statements and compliance with certain ratios. Non-compliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

As of September 30, 2024, the Group had complied with all terms and covenants included in the loan agreements, except for the breaches of Inmobiliaria Insurgentes I421 loan described in note 2c.

As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Inmobiliaria Insurgentes I421

As of December 31, 2023, the additional debt service reserve fund of the Bancomext loan was not fully funded, and the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described above on, April 4, 2024, the Group obtained an event of default waiver provided by Bancomext which waived the breach, so the lender would not call the debt. The Group classified the outstanding balance of this loan as a current liability as of December 31, 2023 due to the waiver being obtained after year-end.

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

The Group anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023, and requested a waiver from the lenders. Such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.

8.	Revenue

The Group’s operations and main revenue streams are as described in the last annual combined financial statements. The Group’s revenue is derived from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	For the nine months ended September 30,
	2024	2023

Revenue from contracts with customers	$433,988,124	$171,676,371
Revenue for administrative services with related parties	-	1,538,889

Total revenue	$433,988,124	$173,215,260

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the nine months ended September 30,
	2024	2023
Major products/service lines
Room rentals	$197,547,143	$93,245,933
Food and beverage	81,868,531	74,660,032
All-inclusive	122,783,717	-
SPA Services	7,763,114	3,498,550
Other services	24,025,619	271,856
Total revenue from contracts with customers	433,988,124	171,676,371

Administrative services with related parties	-	1,538,889

Total revenue	433,988,124	173,215,260

Timing of revenue recognition
Services and products transferred at a point in time	113,657,264	79,969,327
Services transferred over time	320,330,860	93,245,933

Total revenue from contracts with customers	$433,988,124	$173,215,260

9.	Other income

	For the nine months ended September 30,
	2024	2023

Other income
Expense reimbursement	$7,066,575	$21,382
VAT revaluation	6,234,524	3,921,568
Amortization of key money	2,424,202	72,553
Other income	10,827,961	14,929,113

Total other income	$26,553,262	$18,944,616

10.	Income tax

Income tax expense is recognized at an amount determined by multiplying the profit before income taxes for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate for the nine month period ended September 30, 2024 and 2023 was 4.2% and (33.8)%, respectively. The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the property, CIP and equipment and the right-of-use assets and the lease liabilities items.

11.	Stockholders’ Equity

a.	Common stock at par value as of September 30, 2024 is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	900,002,000	900,002,000
Total	900,052,000	$900,052,000

12.	Commitments and contingencies

1.
In March 2024, in connection with the aforementioned Business Combination Agreement, the shareholders transferred 1,250,000 shares in Murano Global Investments PLC to certain vendors of Murano World as advance consideration for future construction and marketing services. Since these services have not yet been received, no increase in assets nor equity has been recognized as of the date of these condensed consolidated and combined interim financial statements.

2.
In accordance with  Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

3.
The Group, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Group are not comparable to those used with or between independent parties in comparable operations.

13.	Subsequent events

1.
On September 30, 2024, Murano World restructured its debt with Exitus Capital and substitute the remaining balance of the three loans described in Note 7. (4) (5) and (6) in the amounts of U.S.$15,000,000, U.S.$2,434,012 and U.S.$715,297, respectively for one credit line of U.S.$18,149,309.  The new loan has to pay interest in a fourth-month period at the annual interest rate of 15% starting October 1, 2024, with maturity on December 30, 2025.

2.
On September 30, 2024, Murano World signed a loan agreement with Sofoplus up to U.S.$3,600,000 with draws of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024, and December 13, 2024, respectively. This loan has to pay monthly interest at the annual interest rate of 16% starting on October 1, 2024, with maturity on October 1, 2026.

3.	On October 2, 2024, Murano PV made a prepayment of U.S. $3,661,930 to the loan agreement described in Note 7. (11) that had an original balance of U.S.$26,000,000.

4.
On October 17, 2024, Murano PV and Nafin signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

5.	On October 30, 2024, the Group repaid U.S.$500,000 to the loan agreement with Santander described in Note 7. (9).

6.
On October 31, 2024 the Group repaid $317,000,000 (U.S.$15,850,000 million) related to a loan agreement signed with ES Agrupacion on May 2, 2024. Initially the lender had agreed to convert it into a minority equity interest in Cancun II project, but after analyzing the plans for the development of the Group’s pipeline this transaction was paid in full.

7.	On October 31, 2024 the Group repaid $45,944,642 (U.S.$2,297,231) related to the remaining balances of the loan agreements with Impulsora Turística de Vallarta described in the Note 4 (ii) (6).

8.	On October 31, 2024 ES Agrupación paid to Murano World $29,679,411 and U.S.$1,785,512 related to the balances described in Note 4. (2).

9.	On November 4, 2024 Elias Sacal paid $1,303,905 (U.S.$65,195) and U.S.222,092 to the balances of the loan agreements open to that date.

10.
On December 3, 2024, Murano World signed a loan agreement with Administradora de Soluciones (Finamo) in the amount of $144,493,360 with maturity of 12 months and pays interest in a two-month period at the annual rate of 22%.

11.
On December 3, 2024, Murano PV extended the maturity of the loan agreement signed with Finamo described in Note 7. (12) in the amount of $100,000,000.  The maturity extended from October 5, 2024, to November 5, 2025.

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